# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Algoma Steel Group Inc., CIK 0001860805
CUSIP: 015658107
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 105 West Street, Sault Ste. Marie, Ontario Canada (A6), P6A 7B4
Date of event which requires filing of this statement: 05/01/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-24-044315
Filed by CIK 0001658363
Persons authorized to receive notices and communications: Stephen D. Lane, 21 St. Clair Avenue East, Suite 1100, Toronto, Ontario Canada (A6), M4T 1L9, (416) 619-0705

## Reporting persons
- Maple Rock Capital Partners Inc. (CIK 0001658363): type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,552,617; sole dispositive power 0; shared dispositive power 7,552,617; aggregate amount beneficially owned 7,552,617 (7.2% of the class)
- Majic Xavier (CIK 0001943120): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,552,617; sole dispositive power 0; shared dispositive power 7,552,617; aggregate amount beneficially owned 7,552,617 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Algoma Steel Group Inc.
Address of issuer's principal executive offices: 105 West Street, Sault Ste. Marie, Ontario Canada (A6), P6A 7B4
Comment: Pursuant to Rule 13d-2 of the Act, this Amendment No. 1 to the Schedule 13D ("Amendment No. 1") amends certain items of the Schedule 13D filed with the Commission on October 25, 2024 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"), relating to the Common Shares, no par value (the "Common Shares"), of Algoma Steel Group Inc. (the "Issuer" or the "Company"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $8.3 million was paid to acquire the Common Shares purchased since the filing of the Original Schedule 13D.

The Reporting Person may effect purchases of the Common Shares through margin accounts maintained for the Master Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Shares.

The source of the funds used to acquire the Common Shares purchased since the filing of the Original Schedule 13D was the working capital of the Master Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

As of the date hereof, the Reporting Persons may be deemed the beneficial owners of 7,552,617 Common Shares held directly by the Master Fund, which amount represents approximately 7.2% of the Common Shares outstanding. The percentage reported herein is based on 104,933,802 Common Shares outstanding as of March 31, 2025, as reported in Exhibit 99.3 to the Issuer's current report on Form 6-K filed with the Commission on April 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have shared voting power and shared dispositive power over 7,552,617 Common Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

On March 10, 2025, the Master Fund purchased 285,800 Common Shares in multiple open market transactions at prices ranging from $5.49 to $5.595, inclusive. The weighted average purchase price for the transactions was $5.5626 per Common Share.

On March 11, 2025, the Master Fund purchased 187,687 Common Shares in multiple open market transactions at prices ranging from $5.20 to $5.45, inclusive. The weighted average purchase price for the transactions was $5.3832 per Common Share.

On March 12, 2025, the Master Fund purchased 224,422 Common Shares in multiple open market transactions at prices ranging from $5.80 to $6.11, inclusive. The weighted average purchase price for the transactions was $5.9916 per Common Share.

On March 13, 2025, the Master Fund purchased 310,000 Common Shares in multiple open market transactions at prices ranging from $5.625 to $6.27, inclusive. The weighted average purchase price for the transactions was $6.0703 per Common Share.

On April 30, 2025, the Master Fund purchased 101,219 Common Shares in multiple open market transactions at prices ranging from $4.91 to $5.20, inclusive. The weighted average purchase price for the transactions was $5.048 per Common Share.

On May 1, 2025, the Master Fund purchased 100,832 Common Shares in multiple open market transactions at prices ranging from $5.09 to $5.415, inclusive. The weighted average purchase price for the transactions was $5.3438 per Common Share.

On May 2, 2025, the Master Fund purchased 50,994 Common Shares in multiple open market transactions at prices ranging from $5.505 to $5.815, inclusive. The weighted average purchase price for the transactions was $5.713 per Common Share.

On May 5, 2025, the Master Fund purchased 199,572 Common Shares in multiple open market transactions at prices ranging from $5.58 to $5.78, inclusive. The weighted average purchase price for the transactions was $5.6343 per Common Share.

Except as set forth above, none of the Reporting Persons have engaged in any transaction with respect to the Common Stock during the 60 days prior to the date of filing of this Amendment No. 1.

## Signatures
- Maple Rock Capital Partners Inc.: /s/ Stephen D. Lane, Stephen D. Lane, Chief Financial Officer (05/05/2025)
- Majic Xavier: /s/ Xavier Majic, Xavier Majic (05/05/2025)